Confidential Treatment Requested

by Brightcove Inc.

BCOV-0001

Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 27, 2012

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Brightcove Inc.

One Cambridge Center

Cambridge, MA 02142

Attn: Andrew Feinberg, Chief Legal Officer

Telephone: (617) 500-4932

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Brightcove Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on January 17, 2012
File No. 333-176444

Dear Ms. Jacobs:

Rule 83 Confidential Treatment Request by Brightcove Inc.

Request #1

This letter is being supplementally furnished on behalf of Brightcove Inc., a Delaware corporation (the “Company”), with respect to the Company’s Amendment No. 4 to the

Ms. Jacobs United States Securities and Exchange Commission January 27, 2012 Page 2	Confidential Treatment Requested by Brightcove Inc. BCOV-0002

Registration Statement on Form S-1 (File No. 333-176444) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2012. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above.

Brightcove Inc. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Andrew Feinberg, Chief Legal Officer, Brightcove Inc., One Cambridge Center, Cambridge, MA 02142, before it permits any disclosure of the bracketed information in Request #1.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jeremy Allaire, Brightcove Inc.
Andrew Feinberg, Esq., Brightcove Inc.
Christopher Menard, Brightcove Inc.
Christopher Keenan, Esq., Brightcove Inc.
William J. Schnoor, Esq., Goodwin Procter LLP